Exhibit 99.1

Royal & Sun Alliance Insurance Group plc

Scrip Dividend Scheme

In accordance with the terms of the Scrip Dividend Scheme, the Company will issue 22,762,468 ordinary shares of 27.5p each to shareholders who have elected to receive new ordinary shares instead of a cash dividend, for the 2004 interim dividend.

Accordingly, application has been made to the UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The new ordinary shares will rank pari passu with the existing issued shares of the Company. Dealings are expected to commence on 30 November 2004.

–ENDS–

Enquiries to:

Gill Roberts

Tel: +44 (0)20 7111 7032